CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

April 15, 2016

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Asen Parachkevov, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund-T
Registration Statement on Form N-2
File Nos.: 333-209380; 811-23133
Responses to Staff comments received on March 4, 2016

Dear Mr. Parachkevov:

On behalf of our client, NorthStar Real Estate Capital Income Fund-T, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated March 4, 2016 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form N-2, filed with the Commission on February 4, 2016 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Trust is submitting pre-effective amendment no. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Trust has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Trust via EDGAR, reflecting all changes made to the Original Registration Statement. All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

General

Comment 1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 1. The Trust acknowledges the Staff’s comment.

Asen Parachkevov, Esq.
April 15, 2016

Comment 2.	Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response 2. The Trust informs the Staff supplementally that it is a party to an exemptive application (File No. 812-14581) that was filed with the SEC on January 14, 2016 (the “Exemptive Application”). The Exemptive Application requests an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, permitting certain joint transactions.

Comment 3.	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response 3. The Trust informs the Staff supplementally that the Rule 5110 Filing has been made with FINRA and FINRA is reviewing the proposed underwriting terms and arrangements.

Comment 4.	Please confirm that the Fund and/or the Master Fund do not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Response 4. The Trust informs the Staff supplementally that the Trust and/or the Master Fund do not intend to issue preferred shares or convertible securities in the 12 months following the effectiveness of the Registration Statement.

Comment 5.	Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Fund’s Board of Trustees.

Response 5. The Trust acknowledges the Staff’s comment and confirms that a majority of the Board of Trustees has signed the Registration Statement.

Summary of Terms

Comment 6.	The sub-section titled “The Advisors” contains lengthy disclosure regarding NorthStar’s management of other investment companies and expertise developed in operating such companies, including claims that NorthStar and its affiliates have developed “significant expertise in operating publicly-registered companies.” As the Advisors are newly created entities with no track record of managing publicly-registered investment companies, such disclosures are potentially misleading and not sufficiently relevant to be included in the Summary of Terms section. Similarly, any statements regarding the Advisors’ sophistication, experience and successful execution of unrelated investment strategies should also be removed.

Asen Parachkevov, Esq.
April 15, 2016

Response 6. In response to the Staff’s comment, the Trust informs the Staff supplementally that NorthStar is an asset management firm with approximately $38 billion in assets under management as of December 31, 2015, adjusted for commitments to acquire or sell certain investments by NorthStar and the Managed Companies, which currently manages two publicly-traded, commercial real estate companies, four public, non-traded real estate investment trusts and three non-traded closed-end management investment companies organized in a “master-feeder” structure. The Trust draws the Staff’s attention to the following disclosure, which appears on page 3 of the Registration Statement under the caption “Summary of Terms—The Advisors”:

“Although the Advisors have no operating history, they will be led by an experienced senior management team of investment professionals with, on average, over 23 years of operational and management experience in the commercial real estate and alternative investment management industries, including David T. Hamamoto, Albert Tylis, Daniel R. Gilbert, Debra A. Hess and Ronald J. Lieberman.”

The Trust further informs the Staff that, as per the disclosure in the Registration Statement under the captions “Summary of Terms—The Advisors” and “The Advisors,” each of the Advisors will enter a Staffing Agreement with one or more affiliates of NorthStar, under which NorthStar’s affiliates will make certain senior management and other personnel, including Messrs. Hamamoto, Tylis, Gilbert and Lieberman and Ms. Hess, available to the Advisors to perform services for the Trust and Master Fund. The Trust believes that the experience of this personnel in managing seven publicly-registered investment platforms is such that the disclosure stating that NorthStar and its affiliates have developed “significant expertise in operating publicly-registered companies” is relevant and not misleading.

Comment 7.	Discuss in the correspondence the method for accounting for Organizational and Offering (“O&O”) costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

Asen Parachkevov, Esq.
April 15, 2016

Response 7. The Trust informs the Staff supplementally that organization costs will be charged to expense as they are incurred, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 720-15-25-1. Offering costs of closed-end funds will be charged to paid-in capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25.

For a continuously offered closed-end fund, the organization costs will be charged to expense as they are incurred in accordance with FASB ASC 720-15-25-1. The offering costs will be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight-line basis in accordance with paragraph 6 of FASB ASC 946-20-25. Post commencement of operations, offering costs will be charged to paid-in-capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25.

The Trust is limited in the accrual for O&O costs to 1% of the aggregate proceeds raised to date, after selling commissions and dealer manager fees, when preparing financial statements.

Risk Factors

Comment 8.	The disclosure states that the Fund’s and the Master Fund’s organizational documents contain ownership restrictions that generally prohibit a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of the stock of the Master Fund, the Trust and the REIT Subsidiary. It is further disclosed that the restrictions will not apply unless and until the REIT Subsidiary’s board of directors, the Board or the Master Fund’s Board, as applicable, determine that such restrictions would not result in the Trust or the Master Fund violating the provisions of the Investment Company Act. In your response, please explain to the Staff why the Fund and the Master Fund do not need to obtain exemptive relief under Section 23(c) and Rule 17(d)(1) under the Investment Company Act or remove the restrictions from the organizational documents of the funds.

Response 8. In response to the Staff’s comment, the Trust has removed the 9.8% ownership restrictions from the organizational documents of the Trust and removed the related disclosure in the Registration Statement to reflect this change.

Asen Parachkevov, Esq.
April 15, 2016

Plan of Distribution

Comment 9.	The disclosure states that the ongoing distribution and servicing fee is not expected to exceed 4.0% of the gross proceeds of the offering. Please explain the assumptions underlying this expectation.

Response 9. The Trust informs the Staff supplementally that in determining that the Trust does not expect the distribution and servicing fee to exceed 4.0% of the gross proceeds, the Trust assumed selling commissions and dealer manager fees of 2.0% and 2.0%, respectively, or 4.0% in the aggregate, of the gross investment proceeds since (unlike the NorthStar Real Estate Capital Income Fund) there are no volume discounts in connection with this offering. The ongoing distribution and servicing fee is not expected to exceed 4.0% of the gross proceeds of the offering because, as per the disclosure reprinted below (which appears throughout the Registration Statement), the Trust will cease incurring this fee no later than the date at which the underwriting compensation from all sources, including the distribution and servicing fees and underwriting compensation paid by the Trust and Shareholders, equals 8.0% of the aggregate gross proceeds raised in the offering. Therefore, with (the assumed) combined selling commissions and dealer manager fees of 4.0% of the gross proceeds and a cap on total underwriting compensation of 8.0% of the gross proceeds, the Trust does not expect the distribution and servicing fee to exceed 4.0% of the gross proceeds of the offering.

“The Trust will cease incurring a distribution and servicing fee at the earlier of: (i) the date at which the underwriting compensation from all sources, including the distribution and servicing fees and underwriting compensation paid by the Trust and Shareholders, equals 8.0% of the aggregate gross proceeds raised in the offering (ii) the date when the written shareholder distribution and servicing plan between the Trust and the dealer manager (the “Distribution and Shareholder Servicing Plan”) terminates or is not continued, or (iii) the date at which a liquidity event (as defined below) occurs.”

Part C

Item 25. Financial Statements and Exhibits

Comment 10.	The investment advisory agreement between the REIT Subsidiary and its investment adviser(s) is a material contract that should be attached as an exhibit to the Registration Statement.

Response 10. In response to the Staff’s comment, the Trust has included the investment advisory agreement between the REIT Subsidiary and the Advisor and the investment co-advisory agreement by and among the REIT Subsidiary, the Advisor and the Co-Advisor as exhibits (g)(5) and (g)(6), respectively, to the Registration Statement.

Asen Parachkevov, Esq.
April 15, 2016

* * * * * *

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund-T
Daniel R. Gilbert
Chief Executive Officer and President

Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary

Sandra M. Forman
Chief Compliance Officer, Associate General Counsel and Assistant Secretary

Clifford Chance US LLP
Jefferey D. LeMaster
Matthew A. Press